UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated October 29, 2015, announcing the Company's financial results for the three months ended September 30, 2015.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: October 30, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

THIRD QUARTER RESULTS 2015

HIGHLIGHTS

•	EBITDA (before non-recurring items) USD 135.9m – strongest Q3 since 2008
•	Decision not to exercise options for 4 VLCCs – value of options written off
•	Resilient quarter for VLCC and Suezmax rates despite seasonal expectations
•	Delivery of first VLCC (the Antigone) from acquisition announced in June (1st of 4)
•	New credit facility agreed covering 50% of fleet; Euronav fully funded

ANTWERP, Belgium, 29 October 2015 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today reported its non-audited financial results for the three months ended 30 September 2015.

Paddy Rodgers, CEO of Euronav said: "The positive thesis for the tanker sector started in early 2014 continues to evolve as expected. The four key drivers of our business: robust demand for crude oil, moderate vessel supply, high supply of oil and continued ton-mile expansion – all delivered further gains in what is usually a seasonally weak quarter. This resilience of the thesis was demonstrated with a strong recovery in the freight market after a number of external factors simultaneously impacted the market during August. The winter market has started very strongly. Euronav remains committed to its policy of distributing 80% of net income."

The most important key figures are:

in thousands of USD	First Semester 2015	Third Quarter 2015	Year-to-Date 2015	Year-to-Date 2014

Revenue	416,529	204,334	620,863	329,119
Other operating Income	4,296	1,976	6,272	6,558

Voyage expenses and commissions	(37,665)	(17,616)	(55,281)	(91,127)
Vessel operating expenses	(76,779)	(38,126)	(114,905)	(87,088)
Charter hire expenses	(13,726)	(5,685)	(19,411)	(25,650)
General and administrative expenses	(21,126)	(9,004)	(30,130)	(28,278)
Net Gain (loss) on disposal of tangible assets	2,126	(7,991)	(5,865)	1,361

EBITDA	273,655	127,888	401,543	104,895

Depreciation	(101,699)	(53,611)	(155,310)	(113,059)
EBIT (result from operating activities)	171,956	74,277	246,233	(8,164)

Net finance expenses	(27,035)	(10,797)	(37,832)	(55,895)
Share of profit (loss) of equity accounted investees	25,015	13,056	38,071	22,294
Result before taxation	169,936	76,536	246,472	(41,767)

Tax Benefit (Expense)	3,315	(4,346)	(1,031)	(94)
Profit (loss) for the period	173,251	72,190	245,441	(41,861)

Attributable to : Owners of the company	173,251	72,190	245,441	(41,861)
Non-controlling interests	-	-	-	-

The contribution to the result is as follows

in thousands of USD	First Semester 2015	Third Quarter 2015	Year-to-Date 2015	Year-to-Date 2014
Tankers	156,625	64,025	220,650	(64,006)
FSO	16,626	8,165	24,791	22,145
result after taxation	173,251	72,190	245,441	(41,861)

Information per Share:
In USD per share	First Semester 2015	Third Quarter 2015	Year-to-Date 2015	Year-to-Date 2014
Weighted average number of shares (basic) *	153,071,800	158,625,615	154,943,416	112,238,388
EBITDA	1.79	0.81	2.59	0.93
EBIT (operating result)	1.12	0.47	1.59	(0.07)
Result after taxation	1.13	0.46	1.58	(0.37)

All figures have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

*The number of shares outstanding on 30 September 2015 is 159,208,949.

For the third quarter 2015 the Company had a net result of USD 72.2 million (third quarter 2014: USD -20.6 million) or USD 0.46 per share (third quarter 2014: USD -0.16 per share). EBITDA (a non-IFRS measure) for the same period was USD 127.9 million (third quarter 2014: USD 36.3 million).

If the Company had continued to apply the proportionate consolidation method for its joint ventures for the third quarter of 2015, the adjusted EBITDA would have been USD 149.7 million (third quarter 2014: USD 53 million), the adjusted EBIT would have been USD 88.7 million (third quarter 2014: USD 0.3 million) and the result after taxation would have remained the same.

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Third quarter 2015	Third quarter 2014
VLCC
Average spot rate (in TI pool)	52,368	24,661
Average time charter rate*	43,516	30,189
Suezmax
Average spot rate**	40,048	21,737
Average time charter rate*	30,944	21,168

*   Including profit share where applicable
** Excluding technical offhire days

CORPORATE

On 19 August 2015 the Company signed a new USD 750 million senior secured amortizing revolving credit facility for the purpose of (i) refinancing 21 vessels; and (ii) financing four VLCCs which were recently acquired as resales of existing newbuilding contracts announced on 16 June 2015 as well as (iii) Euronav's general corporate and working capital purposes. The facility which was 1.35 times oversubscribed refinances two existing facilities: the USD 750 million loan agreement dated 22 June 2011 and the USD 65 million facility signed on 23 December 2011.

As mentioned in the press release of 16 June 2015 reporting the acquisition of four VLCCs, the Company was also granted an option to acquire a further four VLCCs with delivery windows late 2016 and 2017. These late delivery windows were the reason for management to sign an option rather than including these vessels in the acquisition at that time. The value of the option was to have a sort of hedge against any significant vessel price inflation, which in the meantime has not materialised. After careful consideration, the Board has decided not to exercise the option to purchase four VLCCs. As a consequence, the value of these options has been written off to zero and a USD 8 million non-recurring charge (non-cash) has been taken for Q3.

The remaining capex linked to the three VLCCs that will be delivered early 2016 is USD 195.9 million. Including these three outstanding VLCCs, Euronav is fully funded in its current structure and retains a strong conviction that tanker markets are undergoing a sustained and structural recovery in freight rates. With the vast majority of our fleet currently on the water, Euronav is ideally positioned to benefit from this positive freight market environment but will also remain disciplined as stewards of shareholder capital. The Board believes this course of action is in the best interests of all stakeholders.

EURONAV TANKER FLEET

On 25 September 2015 Euronav took delivery of the first vessel of four VLCCs which were recently acquired as resales of existing newbuilding contracts announced on 16 June 2015: the Antigone (2015 – 299,421 dwt).

TANKER MARKET

Compared with the third quarter 2014, VLCC earnings on the spot market are up 112% for the third quarter.

The quarter was remarkable for the underlying strength of freight rates in what is usually a seasonally weak period. The strength of rates during July and September was the key feature of the Q3 tanker market. A number of factors simultaneously impacted the freight market in August which saw a short, sharp correction – principally in VLCC rates – but such is the strength of the current market fundamentals. This "correction" lasted just five weeks.

August saw a weak patch in freight rates due to (a) crude cargo imports to China and exports from Iraq being slower than usual; (b) owner behaviour on pricing which had been consistently resolute during 2015 giving way temporarily to lower rate setting; (c) low season for cargoes and high season for refinery maintenance and (d) increased number of vessels available as a result of re-letting/speeding up.

Four key drivers of the tanker sector remain positively structured in both the short and medium term. Firstly, ton-mile expansion continues with new longer trade routes, such as Latin America to Far East becoming more frequent.

Secondly, despite some evidence of US production (shale) marginally declining, global crude oil supply continues to push higher. During the quarter Kuwait, Saudi Arabia, Iraq and Russia all delivered record output. Quite simply more oil produced means more cargoes to be transported or stored.

Thirdly, global oil demand projections remain at elevated levels despite some recent adjustment. The IEA currently forecasts demand growth for 2015 at 1.8m bpd moving to 1.2m bpd for 2016.

Fourthly, whilst the order book – primarily for VLCCs – has continued to grow, the overall build has remained modest by historical standards. Given the average 20 year life of a crude tanker it is often overlooked that there is a natural level of attrition (3-5% per annum) in the global fleet – indicating that a total order book to fleet ratio of 15-20% is manageable.

In addition, over Q2 and Q3 Euronav believes there has been a portion of the VLCC order book which has been accelerated in order to avoid complying with incoming environmental legislation which is applicable from January 2016. Any vessel where the keel is laid after 1 January 2016 must comply with Tier 3 legislation on Nitrogen Oxide emissions. This has had the effect of accelerating newbuilding orders so as to avoid the potential increased costs derived from this new legislation. Euronav retains its view that every new order at the shipyard is value destructive if it is not linked to the direct scrapping of a similar ship or to a long term time charter contract.

A great deal of commentary exists over China. Euronav believes it is important to look at the three key factors when assessing China. Firstly, China imports around 7 million barrels of crude per day. This is a large baseload of demand. Secondly, as the economy deliberately transitions from an industrial to a consumer-based model the demand for crude should be relatively constant. Lastly, the crude tanker sector benefits from two important and supportive drivers – the return of the "teapot" refineries to western markets (before summer 2015 "teapot" or smaller refineries were restricted to purchasing only domestic crude) and building of the Chinese SPR (Strategic Petroleum Reserve). These should underpin further steady crude demand growth from China into the medium term.

As discussed in our Q2 commentary, the theme of port congestion persists. This is taking capacity out of the market and is primarily driven by excess supply of crude unable to find storage on shore. This feature is now largely recognised through higher demurrage rates factored in the commercial structure of freight rates.

OUTLOOK

Traditionally, the third quarter is seasonally the weakest during the tanker calendar year. However, 2015 saw the average Q3 rates for VLCC and Suezmax broadly in line with Q1 and Q2 and specific cargo rates have hit a seven-year high in the early part of Q4. This reflects the strong fundamentals that underpin the crude tanker sector currently and which Euronav believes has structural support to drive the market for several years.

So far in the fourth quarter the Euronav VLCC fleet operated in the Tankers International pool has earned about USD 65,000 per day and over 46% of the available days have been fixed. Euronav's Suezmaxes trading on the spot market have earned about USD 34,600 per day on average with 61% of the available days fixed for the fourth quarter.

Euronav now has 54 vessels on the water with three VLCCs to be delivered in early 2016. With our fleet fully and conservatively financed Euronav has no funding requirements going forward and is well positioned to profit from the strong tanker industry fundamentals in place for at least the next 12 months. An established dividend distribution policy maximizes returns and provides management with a discipline for future growth opportunities.
CONFERENCE CALL

Euronav will host a conference call at 9:30 a.m. EST / 2:30 p.m. CET on Thursday 29 October 2015 to discuss the results for the quarter.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the "Investors" page of Euronav's website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	29 October 2015
Event Time:	9:30 a.m. EST / 2:30 p.m. CET
Event Title:	"Euronav Q3 2015 Earnings Call"
Event Site/URL	http://services.choruscall.com/links/euronav151029

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: http://dpregister.com/10074160. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants who are unable to pre-register may dial in to 001-877-328-5501 on the day of the call. The international dial-in number is 001-412-317-5471.

A replay of the call will be available until 5 November 2015, beginning at 11:30 a.m. EST / 4:30 p.m. CET on 29 October 2015 by dialing 001-877-344-7529 or 001-412-317-0088 and referencing the conference number 10074154.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
*  *
Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Announcement of fourth quarter results 2015: Thursday 28 January 2016
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil and petroleum products. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 57 double hulled vessels being one V-Plus vessel, 28 VLCCs (of which 1 in 50%-50% joint venture), three VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 23 Suezmaxes (of which four are owned in 50%-50% joint ventures) and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.

Condensed consolidated interim financial statements
for the nine months period ended September 30, 2015

Condensed consolidated statement of financial position
(in thousands of USD except per share amounts)

	September 30, 2015	December 31, 2014
ASSETS

Current assets
Trade and other receivables	208,584	194,733
Current tax assets	33	36
Cash and cash equivalents	173,442	254,086
Non-current assets held for sale	-	89,000
Total current assets	382,059	537,855

Non-current assets
Vessels	2,368,008	2,258,334
Assets under construction	92,609	-
Other tangible assets	1,147	1,226
Prepayments	1	16,601
Intangible assets	194	29
Receivables	261,888	258,447
Investments in equity-accounted investees	19,478	17,332
Deferred tax assets	5,477	6,536
Total non-current assets	2,748,802	2,558,505

TOTAL ASSETS	3,130,861	3,096,360

EQUITY and LIABILITIES

Current Liabilities
Trade and other payables	100,865	125,555
Tax liabilities	64	1
Bank loans	164,071	146,303
Convertible and other Notes	-	23,124
Provisions	-	412
Total current liabilities	265,000	295,395

Non-current liabilities
Bank loans	1,063,780	1,088,026
Convertible and other Notes	-	231,373
Other payables	603	489
Deferred tax liabilities	-	-
Employee benefits	2,096	2,108
Amounts due to equity-accounted joint ventures	-	5,880
Provisions	-	381
Total non-current liabilities	1,066,479	1,328,257

Equity
Share capital	173,046	142,441
Share premium	1,215,228	941,770
Translation reserve	33	379
Hedging reserve	-	-
Treasury shares	(15,354)	(46,062)
Other equity interest	-	75,000
Retained earnings	426,429	359,180
Equity attributable to owners of the Company	1,799,382	1,472,708

TOTAL EQUITY and LIABILITIES	3,130,861	3,096,360

Condensed consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2015	2014
	Jan.1 - Sep 30, 2015	Jan.1 - Sep 30, 2014
Shipping revenue
Revenue	620,863	329,119
Gains on disposal of vessels/other tangible assets	2,137	8,776
Other operating income	6,272	6,558
Total shipping revenue	629,272	344,453

Operating expenses
Voyage expenses and commissions	(55,281)	(91,127)
Vessel operating expenses	(114,905)	(87,088)
Charter hire expenses	(19,411)	(25,650)
Losses on disposal of vessels/other tangible assets	(8,002)	-
Impairment on non-current assets held for sale	-	(7,416)
Depreciation tangible assets	(155,286)	(113,045)
Depreciation intangible assets	(24)	(14)
General and administrative expenses	(30,130)	(28,279)
Total operating expenses	(383,039)	(352,619)

RESULT FROM OPERATING ACTIVITIES	246,233	(8,166)

Finance income	1,592	1,594
Finance expenses	(39,424)	(57,489)
Net finance expenses	(37,832)	(55,895)

Share of profit (loss) of equity accounted investees (net of income tax)	38,071	22,294

PROFIT (LOSS) BEFORE INCOME TAX	246,472	(41,767)

Income tax benefit (expense)	(1,031)	(94)

PROFIT (LOSS) FOR THE PERIOD	245,441	(41,861)

Attributable to:
Owners of the company	245,441	(41,861)

Basic earnings per share	1.58	(0.37)
Diluted earnings per share	1.56	(0.37)

Weighted average number of shares (basic)	154,943,416	112,238,388
Weighted average number of shares (diluted)	156,999,003	112,238,388

Condensed consolidated statement of comprehensive income
(in thousands of USD except per share amounts)

Profit/(loss) for the period	245,441	(41,861)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	-	-

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(346)	(442)
Cash flow hedges - effective portion of changes in fair value	-	1,291
Equity-accounted investees - share of other comprehensive income	1,007	1,697

Other comprehensive income, net of tax	661	2,546

Total comprehensive income for the period	246,102	(39,315)

Attributable to:
Owners of the company	246,102	(39,315)

Condensed consolidated statement of changes in equity
(in thousands of USD except per share amounts)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2014	58,937	365,574	946	(1,291)	(46,062)	422,886	800,990	-	800,990

Profit (loss) for the period	-	-	-	-	-	(41,861)	(41,861)	-	(41,861)
Total other comprehensive income	-	-	(442)	1,291	-	1,697	2,546	-	2,546
Total comprehensive income	-	-	(442)	1,291	-	(40,164)	(39,315)	-	(39,315)

Transactions with owners of the company
Issue of ordinary shares	53,119	421,881	-	-	-	(12,558)	462,442	-	462,442
Issue and conversion convertible Notes	20,103	89,597	-	-	-	(7,422)	102,278	-	102,278
Issue and conversion perpetual convertible preferred equity	10,282	64,718	-	-	-	(3,500)	71,500	75,000	146,500
Equity-settled share-based payment	-	-	-	-	-	3,333	3,333	-	3,333
Total transactions with owners	83,504	576,196	-	-	-	(20,147)	639,553	75,000	714,553

Balance at September 30, 2014	142,441	941,770	504	-	(46,062)	362,575	1,401,228	75,000	1,476,228

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Capital and reserves	Other equity interest	Total equity
Balance at January 1, 2015	142,441	941,770	379	-	(46,062)	359,180	1,397,708	75,000	1,472,708

Profit (loss) for the period	-	-	-	-	-	245,441	245,441	-	245,441
Total other comprehensive income	-	-	(346)	-	-	1,007	661	-	661
Total comprehensive income	-	-	(346)	-	-	246,448	246,102	-	246,102

Transactions with owners of the company
Issue of ordinary shares	20,324	208,739	-	-	-	(19,358)	209,705	-	209,705
Issue and conversion convertible Notes	-		-	-	-	-	-	-	-
Issue and conversion perpetual convertible preferred equity	10,281	64,719	-	-	-	-	75,000	(75,000)	-
Dividends to equity holders	-	-	-	-	-	(138,001)	(138,001)	-	(138,001)
Treasury shares	-	-	-	-	30,708	(23,158)	7,550	-	7,550
Equity-settled share-based payment	-	-	-	-	-	1,318	1,318	-	1,318
Total transactions with owners	30,605	273,458	-	-	30,708	(179,199)	155,572	(75,000)	80,572

Balance at September 30, 2015	173,046	1,215,228	33	-	(15,354)	426,429	1,799,382	-	1,799,382

Condensed consolidated statement of cash flows
(in thousands of USD except per share amounts)

	2015 Jan.1 - Sep 30, 2015	2014 Jan.1 - Sep 30, 2014
Cash flows from operating activities
Profit (loss) for the period	245,441	(41,861)

Adjustments for:	162,504	148,726
Depreciation of tangible assets	155,286	113,045
Depreciation of intangible assets	24	14
Impairment on non-current assets held for sale	-	7,415
Provisions	(781)	-
Tax benefits (expenses)	1,031	94
Share of profit of equity-accounted investees, net of tax	(38,071)	(22,294)
Net finance expense	37,831	55,895
Capital gain (loss) on disposal of assets	5,866	(8,776)
Equity-settled share-based payment transactions	1,318	3,333

Changes in working capital requirements	(48,550)	(108,005)
Change in cash guarantees	(14)	-
Change in trade receivables	9,851	(19,257)
Change in accrued income	(12,211)	(61,477)
Change in deferred charges	4,791	(17,242)
Change in other receivables	(16,344)	(12,503)
Change in trade payables	169	1,730
Change in accrued payroll	(329)	(511)
Change in accrued expenses	(2,175)	14,659
Change in deferred income	5,544	(5,527)
Change in other payables	(37,832)	(7,906)
Change in provisions for employee benefits	-	29

Income taxes paid during the period	93	170
Interest paid	(42,189)	(44,716)
Interest received	232	361
Dividends received from equity-accounted investees	275	9,410

Net cash from (used in) operating activities	317,806	(35,915)

Acquisition of vessels	(340,647)	(822,499)
Proceeds from the sale of vessels	91,065	119,280
Acquisition of other tangible assets	(8,267)	(122,632)
Acquisition of intangible assets	(188)	-
Proceeds from the sale of other (in)tangible assets	72	8
Loans from (to) related parties	25,850	29,033
Proceeds of disposals of joint ventures, net of cash disposed	1,500	-
Purchase of joint ventures, net of cash acquired	-	-

Net cash from (used in) investing activities	(230,615)	(796,810)

Proceeds from issue of share capital	229,061	475,000
Transaction costs related to issue of share capital	(19,357)	(12,558)
Proceeds from issue of perpetual convertible preferred equity	-	150,000
Transaction costs related to issue perpetual convertible preferred equity	-	(3,500)
Proceeds from sale of treasury shares	7,550	-
Proceeds from new long-term borrowings	901,270	860,379
Repayment of long-term borrowings	(1,161,312)	(592,776)
Transaction costs related to issue of loans and borrowings	(8,680)	(11,886)
Dividends paid	(115,125)	(1)

Net cash from (used in) financing activities	(166,593)	864,658

Net increase (decrease) in cash and cash equivalents	(79,402)	31,933

Net cash and cash equivalents at the beginning of the period	254,086	74,309
Effect of changes in exchange rates	(1,242)	(700)

Net cash and cash equivalents at the end of the period	173,442	105,542